Stolt-Nielsen S.A.                                  [LOGO OF STOLT-NIELSEN S.A.]

c/o Stolt-Nielsen Ltd.       Tel: +44 207 611 8960
Aldwych House                Fax: +44 207 611 8965
71-91 Aldwych                www.stolt-nielsen.com
London WC2B 4HN
United Kingdom


NEWS RELEASE


                        Stolt-Nielsen and Oiltanking GmbH
            Finalize Joint Venture Agreement for Terminal in Antwerp

London, England - July 24, 2006 - Stolt-Nielsen S.A. (Nasdaq NM: SNSA; Oslo Stock Exchange: SNI) reported today that Stolthaven Terminals BV, a wholly owned subsidiary of SNSA, and Oiltanking GmbH closed the previously announced agreement whereby Stolthaven Terminals BV has acquired a 50% interest in Oiltanking Antwerp N.V. for a total consideration of approximately $66 million, paid partly in cash and partly by assumption of outstanding debts.

"Oiltanking Stolthaven Antwerp is an outstanding addition to our expanding global terminal network," said Walter Wattenbergh, Managing Director of Stolthaven. "This superbly positioned and equipped facility will enable us to deliver greater value to our customers by adding to our storage capacity in the key Amsterdam Rotterdam Antwerp region, while reducing turnaround times and enhancing the utilization of our global parcel tanker fleet."

Stolthaven also announced this year a joint venture to construct a new state-of-the-art petrochemical terminal in Lingang, China, just west of Tianjin, the gateway to North China. "These agreements underscore our strategic commitment to expanding and enhancing Stolthaven's global terminal network," added Wattenbergh.

Oiltanking Stolthaven Antwerp operates as an independent liquid and gas-storage provider, with a current capacity of 500,000 cubic meters of tank storage. Plans to expand the facility include the building of 21 new chemical tanks and increasing the existing chemical capacity by 50,000 cubic meters. Two new loading racks for trucks and railcars and a new finger pier with four berths also are being constructed. The new finger pier will include two berths designed for parcel tankers and will allow the facility to bring in ships up to 125,000 deadweight tons.

Contacts:
         Richard M. Lemanski
         U.S.A. 1 203 299 3604
         rlemanski@stolt.com

         Jan Chr. Engelhardtsen
         U.K. 44 20 7611 8972
         jengelhardtsen@stolt.com
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About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot and Southern bluefin tuna.

Forward-Looking Statements
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which we operate; changes in the supply of and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products we transport; prevailing market rates for the transportation services we offer and the fish products we sell; the cost and feasibility of maintaining and replacing our older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; Stolt-Nielsen S.A.'s relationship with significant customers; the impact of negative publicity; environmental challenges and natural conditions facing Stolt-Nielsen S.A.'s aquaculture business; the ability to complete the Marine Harvest sale transaction; the impact of laws and regulations; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond Stolt-Nielsen S.A.'s ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward looking statements.